UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Commission File Number:
GMARKET INC.
(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

GMARKET SCHEDULES SECOND QUARTER 2006 RESULTS CONFERENCE CALL
Seoul, Korea, July 31, 2006 – Gmarket Inc. (Nasdaq: GMKT) (“Gmarket”) announced today that it will hold a conference call with investors and analysts to discuss the Company’s second quarter 2006 results on Tuesday, August 8, 2006 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., August 9, 2006 in Seoul).
The news release announcing the second quarter 2006 results will be disseminated after the Nasdaq stock market closes on August 8, 2006 in New York.
Dial-in details for the conference call are as follows:
US: +1 617 213 8838
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 (0) 207 365 8426
Korea: +82 00798 852 9342
Password for all regions: Gmarket
A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
A replay of the call will be available on August 8, 2006 at 9:00 p.m. U.S. Eastern Time (10:00 a.m., August 9, 2006 in Seoul) through midnight on August 15, 2006 U.S. Eastern Time (1:00 p.m., August 16, 2006 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1 617 801 6888, with passcode 66635363.
ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
CONTACTS
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com
FORWARD-LOOKING STATEMENTS
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,”

“believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, together with such other documents as we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC.

(Registrant)

By:	/s/ Duckjun (D.J.) Lee

Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer
Date: July 31, 2006